Contact

www.linkedin.com/in/dariusz-lewandowski-9232801 (LinkedIn)
www.ariafund.com (Other)
www.ariafund.com (Company)

Top Skills

Strategy
Management
Leadership

Languages

English (Full Professional)

Dariusz Lewandowski

Founder, CEO ARIA Fund
Warsaw, Mazowieckie, Poland

Summary

Entrepreneur. Growth VC investor.

Experience

ARIA
Founder, CEO
July 2011 - Present (11 years 4 months)

Deep Technology Growth VC @CEE & @DAACH

SYSTEM 3E
Founder, CEO
June 2017 - Present (5 years 5 months)

DOM 3E
Founder, CEO
March 2020 - Present (2 years 8 months)

Nethone
Investor
June 2021 - Present (1 year 5 months)

Inuru
Investor
June 2020 - Present (2 years 5 months)
Berlin, Germany

Software Development Academy
Investor
January 2019 - Present (3 years 10 months)

Survicate
Investor
June 2017 - Present (5 years 5 months)

Red Bull
CFO
July 2009 - June 2011 (2 years)
Europe

Energy no. 1

Tetley
CFO
January 2003 - June 2009 (6 years 6 months)

Tetley Tea Tata Company

PwC
Senior
September 1999 - January 2003 (3 years 5 months)

PwC

Deloitte & Touche
Consultant
1998 - 1999 (1 year)

A lot of work, lots of after-work sports (thanks to some Dutchmen:-))

Eastbrokers
Financial analyst
June 1996 - July 1997 (1 year 2 months)
Wien

Stock brokerage

Education

University of Oxford - Said Business School
Private Equity Masterclass · (2017)

ACCA
ACCA, Finance and Management · (2002)

University of Warsaw
Master, Banking and Finance · (1999)

London Business School
Private Equity Masterclass